Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	3 Months Ended March 31,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$386	$596	$1,357	$1,281	$1,099	$780
Less earnings of equity method investments		2	1	3	4	5
Distributed income from equity method investments		2	1	5	3	5
	386	596	1,357	1,283	1,098	780

Total fixed charges as below	138	513	568	609	559	569
Less:
Capitalized interest and interest component of AFUDC	7	45	59	58	24	9
Preferred security distributions of subsidiaries on a pre-tax basis	7	24	27	23	24	5
Interest expense related to discontinued operations		5	8	33	36	37
Total fixed charges included in Income from Continuing Operations Before Income Taxes	124	439	474	495	475	518

Total earnings	$510	$1,035	$1,831	$1,778	$1,573	$1,298

Fixed charges, as defined:
Interest on long-term debt	$101	$397	$478	$522	$482	$480
Interest on short-term debt and other interest	16	34	28	35	13	29
Amortization of debt discount, expense and premium - net	4	15	12	8	11	23
Estimated interest component of operating rentals	10	42	22	21	29	32
Preferred securities distributions of subsidiaries on a pre-tax basis	7	24	27	23	24	5
Fixed charges of majority-owned share of 50% or less-owned persons		1	1

Total fixed charges (a)	$138	$513	$568	$609	$559	$569

Ratio of earnings to fixed charges	3.7	2.0	3.2	2.9	2.8	2.3
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.7	2.0	3.2	2.9	2.8	2.3

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.